Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881

                                   April 15, 2014

VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Frederick’s of Hollywood Group Inc. Revised Schedule 13E-3
Filed March 20, 2014
File No. 005-37017

Revised Preliminary Proxy Statement on Schedule 14A Filed March 19, 2014
File No. 001-05893

Dear Mr. Reynolds:

On behalf of Frederick’s of Hollywood Group Inc. (the “Company”), and, with respect to the Schedule 13E-3, the other filing persons, we respond as follows to the Staff’s comment letter, dated April 4, 2014, relating to the above-captioned Schedule 13E-3 (“Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Captions and page references in the responses below correspond to the revised Proxy Statement (the “Amended Proxy Statement”) and the revised Schedule 13E-3 (the “Amended Schedule 13E-3”) being filed concurrently herewith. Capitalized terms used but not defined herein have the meanings ascribed to them in the Proxy Statement.

General

1.	We note the Tandy representations in the penultimate paragraph of your response letter; however, these representations must be made directly by each filing person and separately submitted on EDGAR.

Securities and Exchange Commission

April 15, 2014

The Tandy representations have been made directly by each filing person in Annex A to this letter, as requested.

Schedule 13E-3 General

2.	We note your response to comment 1 of our letter dated February 21, 2014. It remains unclear why Salus CLO 2012-1, Ltd. and Salus Capital Partners, LLC are not named as filing persons in the Schedule 13E-3. Please revise to include them as filing persons or provide us with additional analysis as to why you believe they are not affiliates engaged in the transaction. In your analysis, address the following:

•	It appears that the Lenders, as wholly owned subsidiaries of HGI, are affiliates of the Company because the Lenders and the Company are under common control with HGI.

•	On February 28, 2013, Kyle Shonak, the Senior Vice President of Salus, arranged for Mr. Lynch to meet with Philip Falcone, Chief Executive Officer of HGI, and Phillip Gass, Managing Director of Investments of HGI, to discuss a potential strategic transaction, which resulted in the completion of the Series B Convertible Preferred Stock transaction in which HGI obtained majority control of the Company.

•	Mr. Falcone and Mr. Gass attended the April 24, 2013 board meeting and subsequently discussed with Mr. Shonak the possibility of providing the Company with additional financial support. On May 23, 2013, Salus amended the Company’s line of credit and the Company paid the Lenders additional fees.

•	Beginning with the April 24, 2013 board meeting, representatives of HGI regularly attended board meetings that resulted in numerous amendments to the Company’s credit agreements with the Lenders, including financing for the merger.

Based on all of the relevant facts and circumstances in connection with the merger, Salus CLO 2012-1, Ltd. (“Salus CLO”) and Salus Capital Partners, LLC (“SCP” and, together with Salus CLO, collectively, “Salus” or the “Lenders”) are not affiliates engaged in the going private transaction and, accordingly, are not named as filing persons in the Schedule 13E-3. We refer generally to the substantive and factual discussion regarding Salus set forth in the response to comment 1 in our response letter dated March 18, 2014. In addition, we specifically address each of the Staff’s comments in turn below.

•	It appears that the Lenders, as wholly owned subsidiaries of HGI, are affiliates of the Company because the Lenders and the Company are under common control with HGI.

Response: As referenced in several places in the proxy statement (see, e.g., pages 19, 24 and 59 of the Amended Proxy Statement), we acknowledge that Salus is an affiliate of HGI; but as noted in our prior response, the Salus entities act independently and have fiduciary obligations to outside investors. As noted in Section II.D.3 of the Current Issues and Rulemaking Projects Outline of the Securities and Exchange Commission (the “Commission”), dated as of November 14, 2000, whether a particular affiliate of an issuer is engaged in a going private transaction is an issue separate from the determination that such person is an affiliate, and depends on all of the relevant facts and circumstances of the transaction. Therefore, we respectfully submit that the Salus entities’ status as affiliates of the Company is not dispositive in determining whether either of Salus CLO or SCP is engaged in the transaction for purposes of Rule 13e-3.

Securities and Exchange Commission

April 15, 2014

•	On February 28, 2013, Kyle Shonak, the Senior Vice President of Salus, arranged for Mr. Lynch to meet with Philip Falcone, Chief Executive Officer of HGI, and Phillip Gass, Managing Director of Investments of HGI, to discuss a potential strategic transaction, which resulted in the completion of the Series B Convertible Preferred Stock transaction in which HGI obtained majority control of the Company.

Response: We respectfully submit that the mere introduction of Mr. Falcone and Mr. Gass to Mr. Lynch by Mr. Shonak is not sufficient to support a conclusion that the Salus entities are engaged in the transaction for purposes of Rule 13e-3. In addition, we note that this introduction occurred prior to the time that HGI and Mr. Falcone became affiliates of the Company upon purchase of its Series B Convertible Preferred Stock.

•	Mr. Falcone and Mr. Gass attended the April 24, 2013 board meeting and subsequently discussed with Mr. Shonak the possibility of providing the Company with additional financial support. On May 23, 2013, Salus amended the Company’s line of credit and the Company paid the Lenders additional fees.

Response: We respectfully note at the outset that, as discussed on page 28 of the Amended Proxy Statement, subsequent to the April 24, 2013 board meeting, Mr. Lynch, as a representative of the Company, and Mr. Gass (and not Mr. Falcone), as a representative of HGI, discussed with Mr. Shonak the possibility of Salus providing the Company with additional temporary financial support with an advance under the Company’s existing credit facility. At the time of such discussion, Five Island was a significant equity investor in the Company. It is common for Salus to have (and, in many cases, require) direct dialogue with portfolio Company equity sponsors, together with management, regarding the Company’s performance and financing needs. As such, the subsequent discussion noted in this comment was in keeping with Salus’s ordinary course lending and monitoring practices, and did not necessarily result in the May 23, 2013 amendment to the Company’s line of credit. Furthermore, the mere discussion concerning an issuer’s need for additional financing with no mention of a possible merger or going private transaction with respect to the issuer, is not sufficient to support a conclusion that the Salus entities engaged in a going private transaction for purposes of Rule 13e-3. As discussed in the response to comment 1 in our response letter dated March 18, 2014, in determining to amend the Company’s line of credit, Salus made its own, independent decision to provide additional liquidity to the Company and in exchange received customary concessions and agreements from the Company, including a one-time fee of $50,000 and an increase in SCP’s monthly collateral monitoring fee from $4,500 to $12,500 per month. The terms and conditions of the amendments were independently negotiated by executives of the Company, on the one hand, and independently negotiated and approved by the Salus entities, on the other hand.

•	Beginning with the April 24, 2013 board meeting, representatives of HGI regularly attended board meetings that resulted in numerous amendments to the Company’s credit agreement with the Lenders, including financing for the merger.

Securities and Exchange Commission

April 15, 2014

Response: We respectfully disagree with the comment’s conclusion that the attendance of representatives of HGI at the Company’s board meetings “resulted” in amendments to the Company’s credit agreement. HGI representatives attended Company board meetings on behalf of Five Island as equity investor holding its Series B Convertible Preferred Stock. The terms and provisions of the amendments were independently negotiated with Salus by executives of the Company, not representatives of HGI. Moreover, specifically as it relates to the Fifth Amendment to the Company’s credit agreement, and as discussed on pages 34 and 35 of the Amended Proxy Statement, only Messrs. Lynch and Rende of the Company and Messrs. Cheliotis, Young and Nicholson of HGI were party to negotiations relating to purchases by HGI Funding of the Company’s vendor payables from third party vendors. Notably, no representatives of Salus participated in such discussions. Likewise, as also discussed on pages 34 and 35 of the Amended Proxy Statement, no representatives of HGI participated in any of the negotiations among Messrs. Lynch and Rende, Graubard Miller, Salus and Salus’ counsel with respect to the terms of the Fifth Amendment. We note further that, as discussed on page 35 of the Amended Proxy Statement, no representatives of HGI were present at either the Lead Director’s March 25, 2014 meeting with Graubard Miller and Ms. Frankenthaler or the special meeting of the Company’s board of directors (from which Messrs. Lynch and Harley recused themselves) that followed. As such, the negotiations between the Company and Salus with respect to the Fifth Amendment, and the negotiations among the Company, HGI and the third party vendors with respect to the vendor payable repurchases, were negotiated in parallel and not collectively among Salus, HGI, the Company and its vendors. As previously discussed, Salus conducted its own, independent analysis in determining whether to amend the Company’s credit agreement. In addition, the Staff’s guidance expressed in Question 201.05 of the “Going Private Transactions Exchange Act Rule 13e-3 and Schedule 13E-3” Compliance and Disclosure Interpretations provides three indicia of whether a person is engaged in a going private transaction for purposes of Rule 13e-3. The three indicia are whether such person will: (i) hold a material amount of the surviving Company’s outstanding equity securities, (ii) occupy seats on the board of the Company in addition to senior management positions, and (iii) otherwise be in a position to “control” the surviving Company within the meaning of Exchange Act Rule 12b-2 (i.e., the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise). None of these indicia are present with respect to Salus in the current transaction. Finally, Salus’ decisions to agree to the four subsequent amendments to the Company’s credit agreements, including to provide financing for the merger, were the result of independent determinations by Salus that these amendments were in the best interests of its investors, consistent with its fiduciary duties to non-affiliated third party investors, in an effort to protect Salus’ investment, and not with the aim of initiating, causing or furthering the proposed going private transaction.

3.	We note your response to comment 1 of our letter dated February 21, 2014 and we partially reissue the comment. Each filing person must comply with the information required by Schedule 13E-3, such as a statement as to whether he believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching such a conclusion. Please include this disclosure separately for Mr. Tokarz, Mr. Falcone and Harbinger Group Inc.

The Amended Schedule 13E-3 has been revised to include the requested disclosure.

Item 3. Identity and Background of Filing Person, page 4

4.	We note your response to comment 5 of our letter dated February 21, 2014. Please also revise to provide the principal business and state of organization for Harbinger Group Inc.

We respectfully note that the principal business of Harbinger Group Inc. is already set forth in the Schedule 13E-3 through incorporation by reference to page 1 of the Proxy Statement. The Amended Schedule 13E-3 has been revised to include the state of organization for Harbinger Group Inc. through incorporation by reference to page 1 of the Amended Proxy Statement.

Schedule 14A

Summary Term Sheet, page 1 Required Vote, page 3

5.	We note your response to comment 7 of our letter dated February 21, 2014. Please include your response in this section of the filing.

Pages 3 and 70 of the Amended Proxy Statement has been revised to include the requested disclosure.

6.	We note your revised disclosure, consisting of removal of the adjournment proposal language, in response to comment 8 of our letter dated February 21, 2014. We further note that disclosure remaining on page 70 appears to discuss the effect on the adjournment proposal of any signed proxies submitted without voting instructions. Please revise accordingly.

Page 72 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

Securities and Exchange Commission

April 15, 2014

Special Factors, page 18

Background of the Merger, page 18

7.	We note your response to comment 13 of our letter dated February 21, 2014. Your response asserts that Allen & Co. did not prepare any reports contemplated by Item 1015 of Regulation M-A because it did not create documents “where it arrived at (or set forth its analysis in support of) any formal or informal conclusions or recommendations or employed specific procedures as contemplated by the disclosure requirements in Item 1015(b).” However, we believe that an Item 1015 report is not limited to reports addressing such matters alone. Please indicate whether Allen & Co. prepared and shared with the filing persons any written report(s) in connection with its engagement as financial advisor to the Company. We note that while it was no longer engaged by the Company when the current proposal was received, it was hired and did conduct an extensive marketing campaign in the search for alternate transactions, which ultimately resulted in the current acquisition proposal being accepted.

Item 1015 of Regulation M-A requires disclosure with respect to “any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e-3 transaction.” While the Commission has found that reports that did not specifically relate to a Rule 13e-3 transaction still may be “materially related” to the transaction where the report would be material to an unaffiliated shareholder’s review of the transaction, the Commission generally has reached this conclusion only where the report was prepared proximate in time to the Rule 13e-3 transaction and either assessed the value of the Company or its assets or was used during the consideration of the Rule 13e-3 transaction. For the reasons set forth below, we believe the information provided by Allen & Co. to the Board of Directors in its capacity as financial advisor is not “materially related” to the Merger, because (1) it does not specifically relate to the Merger and (2) is not material to an unaffiliated shareholder’s review of the Merger.

First, the information provided by Allen & Co. to the Board of Directors did not specifically relate to the Rule 13e-3 transaction. It related solely to the marketing process. We believe the marketing process did not result in the Merger, but instead culminated with the Series B Convertible Preferred Stock transaction (the “Series B Transaction”), as evidenced by the following:

•	Allen & Co. received its success fee, ceased to conduct active marketing efforts on behalf of the Company and mutually agreed to a termination of its engagement after the completion of the Series B Transaction;

•	following the Series B Transaction, the Company refocused substantially all of its attention on the operation of its business in the ordinary course on a stand-alone basis;

Securities and Exchange Commission

April 15, 2014

•	as discussed in detail in response to comment 9 below, all discussions with respect to the third party proposals received during the marketing process had terminated by the time the Series B Transaction was completed in March 2013, more than five months prior to the Board’s receipt of the Consortium’s proposal. These proposals were not thereafter considered by the Lead Director or the Board of Directors in connection with the Merger or otherwise. The only alternative available to the Company at the time of the Board’s receipt of the Consortium’s proposal in September 2013, and therefore the only alternative to the Merger considered by the Lead Director and the Board of Directors, was to continue as a stand-alone public Company; and

•	as discussed in detail in response to comment 11 below, the Series B Transaction and the Merger were not part of a series of transactions that together constituted a Rule 13e-3 transaction.

Therefore, because the information provided by Allen & Co. to the Board of Directors did not address the Merger, the process resulting in the Merger or alternatives considered by the Lead Director and the Board of Directors in assessing the Merger, it did not specifically relate to the Rule 13e-3 transaction.

Second, the information provided by Allen & Co. was not otherwise material to an unaffiliated shareholder’s review of the Merger. Allen & Co. provided factual updates to the Board of Directors regarding the marketing process, including the companies targeted and the third party proposals received, and participated in discussions where the Board of Directors compared the third party proposals. Allen & Co. did not, however, provide any information or draw any conclusions with respect to the fairness or reasonableness of any of the proposals. The situation at hand may be distinguished from the circumstances presented in In the Matter of Meyers Parking System, Inc., Release No. 34-26069 (September 12, 1988) (asset valuations in connection with purchase price allocations) and the Charles L. Ephraim No-Action Letter (September 30, 1987) (valuations of certain properties, later relied on by the fairness opinion provider), where the information in the reports related to characteristics of the Company and therefore could be used by unaffiliated shareholders to assist in assessing an unrelated transaction. In contrast, the information provided by Allen & Co. related solely to characteristics of the third party proposals, did not address the value of the Company or its assets or the fairness of the consideration offered by the third parties and, therefore, could not be used in assessing an unrelated transaction.

Based on the foregoing, we respectfully submit that the information provided by Allen & Co. to the Board of Directors does not need to be disclosed in the Amended Proxy Statement because it is not “materially related” to the Rule 13e-3 transaction.

8.	Please also clarify whether the Lenders conducted any independent financial analysis of the Company during 2013.

The Company assumes that the Lenders conducted their own financial analyses related to their ongoing monitoring and administration of the Company’s credit agreement during 2013, including their decisions to enter into the subsequent amendments. However, any such analyses were not shared with the Company, Five Island, HGI or any filing person.

Securities and Exchange Commission

April 15, 2014

Evaluation of Strategic Transactions, page 21

9.	We note your revised disclosure in response to comment 17 of our letter dated February 21, 2014 and we reissue the comment. Please revise to explain the risks and uncertainties Mr. Walters considered for each of the material alternatives discussed in this section and how he concluded that the merger was a superior alternative. Currently we note the several general risks added but not attributed to any particular alternative.

We respectfully submit that, at the time the Lead Director and the Board of Directors were considering the Merger, although the Company’s financial condition was continuing to deteriorate, the only alternative available to the Company was to continue as a stand-alone public Company. As described below and on pages 21 to 28 of the Amended Proxy Statement, all discussions with respect to the six proposals received in response to Allen & Co.’s marketing efforts between October 2012 and March 2013 had terminated by the time the Series B Transaction was completed because:

•	Two proposals contemplated pre-packaged bankruptcy. The Board of Directors did not pursue discussions relating to these proposals because it believed that liquidation was the most likely outcome of a bankruptcy filing and the common shareholders would receive no payment in a liquidation.

•	The Specialty Retailer and the Company executed a non-binding letter of intent in January 2013 which contemplated that the common shareholders would receive $0.45 per share, but the Specialty Retailer modified its offer after completing due diligence. Under the modified offer, no payment to the common shareholders would be made at all unless the Company could reduce its liabilities and maintain its working capital levels. Subsequently, when the Company was on the verge of completing the Series B Transaction with Five Island, the Specialty Retailer renewed its offer to purchase all of the Company’s outstanding common stock for $0.45 per share. However, when the Board requested that the Specialty Retailer commit to a binding offer letter, it refused to do so. As a result, the Company terminated discussions with respect to this offer in favor of the Series B Transaction.

•	The PE Firm initially submitted a proposal in which the common shareholders would receive a cash payment, but would not commit to a binding offer until it completed its due diligence. Ultimately, its financing source declined to proceed with negotiations and no further discussions were held.

•	The Second PE Firm submitted a proposal in which the common shareholders would receive a cash payment. The Company terminated discussions with respect to this proposal when the firm failed to confirm its financing.

•	The Foreign Strategic Party and the Company initially executed a non-binding letter of intent for a preferred stock financing where the Company would continue as a stand-alone public Company, but the Foreign Strategic Party withdrew the proposal after completing its due diligence and determining the Company’s capital needs were greater than expected. The Foreign Strategic Party instead proposed assisting the Company with financing through a pre-packaged bankruptcy and with product sourcing. As discussed above, the Board of Directors believed that liquidation was the most likely outcome of a bankruptcy filing and the common shareholders would receive no payment in a liquidation. Accordingly, the Company terminated discussions with respect to this proposal.

Securities and Exchange Commission

April 15, 2014

By the time the Series B Transaction was completed, all discussions with respect to the proposals received by the Company had terminated, as described above, and the Company received no further communications with respect to any of the proposals. Following the Series B Transaction, the Company refocused substantially all of its attention on the operation of its business in the ordinary course on a stand-alone basis.

In response to the Staff’s comment, pages 7, 28 and 36 of the Amended Proxy Statement have been revised to clarify that the proposals were no longer available for consideration at the time the Lead Director and the Board of Directors were assessing the Merger.

10.	We note your response to comment 21 of our letter dated February 21, 2014. However, it appears that some offers were made following completion of due diligence and “extensive negotiations.” Therefore, please disclose the price offered for each of the material proposals and, if applicable, the conditional nature of such offers during the marketing process.

Only two parties, the Specialty Retailer and the Foreign Strategic Party, completed due diligence of the Company. The Company received a revised proposal from the Specialty Retailer after it completed its due diligence in February 2013 and received a further revised proposal from the Specialty Retailer in March 2013. In response to the Staff’s comment, pages 24, 27 and 28 of the Amended Proxy Statement has been revised to disclose the pricing terms and the conditional nature of the Specialty Retailer’s proposal. The Foreign Strategic Party, on the other hand, withdrew its proposal for a preferred stock financing after it completed its due diligence and instead proposed assisting the Company with financing through a pre-packaged bankruptcy and with product sourcing. The Foreign Strategic party did not provide any pricing terms for the common shareholders in its suggested pre-packaged bankruptcy.

11.	We note your response to comment 24 of our letter dated February 21, 2014. Please also address the following points in your analysis regarding whether the Series B Convertible Preferred Stock transaction was the first step in a series of transactions that was reasonably likely to produce or undertaken with the purposed of producing a going private effect.

•	Five Island is a wholly owned subsidiary of HGI and appears to be an affiliate of the Company because it is under common control with HGI.

•	It appears that Five Island acted as a mere conduit for HGI.

o	Although Five Island executed the Series B transaction documents on March 15, 2013, your disclosure reflects that all prior negotiations were led by HGI representatives.

o	On February 28, 2013, Mr. Shonak arranged for Mr. Falcone, Chief Executive Officer of HGI, and Mr. Gass, Managing Director of Investment of HGI, to meet with Mr. Lynch to discuss a potential strategic transaction. On March 1, 2013, Mr. Gass emailed Mr. Lynch a non-binding term sheet for the Series B transaction, “which would result in HGI obtaining a controlling interest in the Company.”

Securities and Exchange Commission

April 15, 2014

o	On March 3, 2013, the Company’s representatives negotiated the terms of the Series B transaction with HGI’s counsel.

o	On March 3, 2013, Mr. Gass emailed Mr. Lynch a revised term sheet which also provided for the conversion of the preferred stock at the option of the holder, upon which “HGI would own approximately 51% of the current outstanding shares of common stock.” To ensure that HGI maintained their majority interest, a provision was added that HGI would receive warrants exercisable for a number of shares of common stock such that the warrant shares plus the shares issuable upon conversion of the preferred stock would equal 51% of the issued and outstanding common stock on a fully diluted basis.

o	Although Five Island acquired the Series B Convertible Preferred Stock on March 15, 2013, it transferred the preferred stock and the warrants, along with its rights under the agreements, to HGI Funding on September 26, 2013.

o	Although you state in your response that Five Island refrained from appointing directors to the Company’s board, your disclosure reflects that Mr. Falcone and Mr. Gass and/or other HGI representatives regularly began attending board meetings beginning on April 24, 2013.

•	On March 15, 2013, the Series B transaction closed and the board terminated Allen & Co.’s engagement. This indicates that the Company may have wished to pursue a strategic transaction only with HGI and/or its affiliates rather than consider other third party proposals.

•	On August 6, 2013, approximately four months after the Series B transaction, Five Island proposed the merger to the board and subsequently negotiated with the Company’s largest shareholders to form the Consortium. Mr. Cheliot emailed Mr. Lynch a proposal for the going private transaction proposal from Five Island. Mr. Cheliot is Senior Vice President & Deputy General Counsel of HGI.

•	It appears that acquiring majority control through the Series B transaction could produce the going private effects where an acquiror purchases common stock for the purpose of reducing the cost of the acquisition and/or ensuring that a legally sufficient number of shares will be voted for the merger. See Question 4 in SEC Release No. 17719 (1981).

We respectfully submit that the Series B Transaction was not the first step in a series of transactions that was reasonably likely to produce, or undertaken with the purpose of producing, a going private effect because prior to the time the Series B Transaction was negotiated and closed, none of HGI, Five Island (the sole purchaser of the Series B Convertible Preferred Stock), Mr. Falcone or their affiliates were affiliates of the Company. Notably, none of the foregoing persons held any equity in, or had the right to occupy seats on the board of directors of, the Company. A sale of equity by an issuer to a non-affiliate not involving a tender offer or solicitation of proxies is not one of the transactions enumerated in Rule 13e-3(a)(3)(i) (a “Rule 13e-3(a)(3)(i) Transaction”). Accordingly, the Series B Transaction was not the first step in a series of transactions that was reasonably likely to produce, or undertaken with the purposes of producing, a going private effect.

Securities and Exchange Commission

April 15, 2014

We note Question 4 in SEC Release No. 17719 (1981), referenced in your comments, which presumes that the requisite “first-step transaction” is a Rule 13e-3(a)(3)(i) Transaction. We respectfully advise the Staff that the current merger transaction is distinguishable from the scenario presented in Question 4 because the Series B Transaction was not a Rule 13e-3(a)(3)(i) Transaction.

Finally, the Series B Transaction did not have any of the purposes or effects described in Rule 13e-3(a)(3)(ii) because, at the time of the Series B Transaction, HGI had no plans or expectations to either acquire any more stock of the Company or propose a going private transaction (which it did not propose until four months later). Also, prior to the commencement of negotiations regarding the Series B Transaction, the Company had already been delisted from the NYSE MKT for other reasons.

We nevertheless address the Staff’s main bullet points below in turn.

•	Five Island is a wholly owned subsidiary of HGI and appears to be an affiliate of the Company because it is under common control with HGI.

Response: We acknowledge that Five Island is a wholly owned subsidiary of HGI. However, we respectfully advise the Staff that Five Island was not an affiliate of the Company prior to the Series B Transaction and, therefore, the Series B Transaction does not fall within the meaning of a “Rule 13e-3 Transaction” under Rule 13e-3(a)(3).

•	It appears that Five Island acted as a mere conduit for HGI.

o	Although Five Island executed the Series B transaction documents on March 15, 2013, your disclosure reflects that all prior negotiations were led by HGI representatives.

o	On February 28, 2013, Mr. Shonak arranged for Mr. Falcone, Chief Executive Officer of HGI, and Mr. Gass, Managing Director of Investment of HGI, to meet with Mr. Lynch to discuss a potential strategic transaction. On March 1, 2013, Mr. Gass emailed Mr. Lynch a non-binding term sheet for the Series B transaction, “which would result in HGI obtaining a controlling interest in the Company.”

o	On March 3, 2013, the Company’s representatives negotiated the terms of the Series B transaction with HGI’ s counsel.

o	On March 3, 2013, Mr. Gass emailed Mr. Lynch a revised term sheet which also provided for the conversion of the preferred stock at the option of the holder, upon which “HGI would own approximately 51% of the current outstanding shares of common stock.” To ensure that HGI maintained their majority interest, a provision was added that HGI would receive warrants exercisable for a number of shares of common stock such that the warrant shares plus the shares issuable upon conversion of the preferred stock would equal 51% of the issued and outstanding common stock on a fully diluted basis.

Securities and Exchange Commission

April 15, 2014

o	Although Five Island acquired the Series B Convertible Preferred Stock on March 15, 2013, it transferred the preferred stock and the warrants, along with its rights under the agreements, to HGI Funding on September 26, 2013.

o	Although you state in your response that Five Island refrained from appointing directors to the Company’s board, your disclosure reflects that Mr. Falcone and Mr. Gass and/or other HGI representatives regularly began attending board meetings beginning on April 24, 2013.

Response: We acknowledge that Five Island acted as the holding company through which HGI effected the Series B Transaction and the facts and activities described in the foregoing sub-bullets are consistent with that relationship. However, neither Five Island nor HGI was an affiliate of the Company prior to the Series B Transaction. We therefore respectfully submit that these facts and activities are not relevant in determining whether the Series B Transaction was the first step in a series of transactions that was reasonably likely to produce or undertaken with the purposes of producing a going private effect because the Series B Transaction was not a Rule 13e-3(a)(3)(i) Transaction.

•	On March 15, 2013, the Series B transaction closed and the board terminated Allen & Co.’s engagement. This indicates that the Company may have wished to pursue a strategic transaction only with HGI and/or its affiliates rather than consider other third party proposals.

Response: We respectfully submit that the termination of Allen & Co.’s engagement was not an indication that the Company wished to pursue a strategic transaction only with HGI. First, the Company did not unilaterally terminate Allen & Co. and abort the marketing process. Rather, the termination of Allen & Co. was by mutual agreement based on the fact that the purpose for Allen & Co.’s engagement had been achieved. As discussed in detail in response to comment 7 and this comment 11, the Series B Transaction was the culmination of the marketing process and was a separate transaction from the Merger. Second, the Company did not mutually agree to a termination of Allen & Co.’s engagement in order to pursue a strategic transaction. Rather, following the Series B Transaction, the Company refocused substantially all of its attention on the operation of its business in the ordinary course on a stand-alone basis and, therefore, the assistance of an investment banking firm was not required.

•	On August 6, 2013, approximately four months after the Series B Transaction, Five Island proposed the merger to the board and subsequently negotiated with the Company’s largest shareholders to form the Consortium. Mr. Cheliot emailed Mr. Lynch a proposal for the going private transaction proposal from Five Island. Mr. Cheliot is Senior Vice President & Deputy General Counsel of HGI.

Securities and Exchange Commission

April 15, 2014

Response: We acknowledge that the subject of the August 6, 2013 proposal ultimately led to an agreement among the Company’s largest shareholders to form the Consortium and the going private merger proposal. We further acknowledge that at the time the August 6, 2013 proposal was submitted to Mr. Lynch and the current transaction was negotiated, Five Island was an affiliate of the Company. As such, the current going private merger proposal is in fact the subject of the Schedule 13E-3 filed by the Company and the Consortium in connection with the Merger. However, we note that prior to the consummation of the Series B Transaction, neither HGI nor Five Island was an affiliate of the Company and the Series B Transaction was not a Rule 13e-3(a)(3)(i) Transaction. Also, the Series B Transaction did not have any of the purposes or effects described in Rule 13e-3(a)(3)(ii). The Series B Transaction was a one-off purchase by a non-affiliate of convertible preferred stock and, at the time of the Series B Transaction, the Company had already been delisted from the NYSE MKT for other reasons.

•	It appears that acquiring majority control through the Series B transaction could produce the going private effects where an acquiror purchases common stock for the purpose of reducing the cost of the acquisition and/or ensuring that a legally sufficient number of shares will be voted for the merger. See Question 4 in SEC Release No. 17719 (1981).

Response: We note that Question 4 in SEC Release No. 17719 (1981) is premised on the first step in a series of transactions itself being one of the transactions enumerated in Rule 13e-3(a)(3)(i). We respectfully submit that the Series B Transaction was not such a transaction because neither HGI nor Five Island was an affiliate of the Company prior to the consummation of the Series B Transaction.

We believe that the Series B Transaction was not reasonably likely to produce the going private effects specified in Rule 13e-3(a)(3)(ii)(A) for the following reasons:

•	As discussed in our response letter dated March 18, 2014, the Series B Transaction was not entered into with the purpose of reducing the costs of a future going private transaction, as such a transaction was not contemplated until well after the Series B Transaction was completed.

•	Five Island only acquired non-voting convertible preferred stock in the Series B Transaction, and did not receive any common stock of the Company.

•	The Series B Transaction did not ensure that a legally sufficient number of shares would be voted for the merger because the affirmative vote of two-thirds of the issued and outstanding common stock is required under New York law to approve the merger, and Five Island only obtained the right, upon conversion of the Series B Convertible Preferred Stock, to acquire a majority of the issued and outstanding common stock of the Company.

•	In order to exercise any voting rights with respect to the merger, Five Island would have been required to convert the Series B Convertible Preferred Stock into common stock.

•	Any such conversion (a) would have caused Five Island to lose all of the preferences associated with the Series B Convertible Preferred Stock, including veto and redemption rights, and liquidation preferences, and (b) would occur before the record date of any merger vote, creating risks and uncertainties because an affirmative vote was not assured, and mitigating against a view (particularly in light of the following bullet point) that a successful merger vote could be assumed.

Securities and Exchange Commission

April 15, 2014

•	Even after giving effect to the Series B Transaction, assuming Five Island determined to convert the Series B Convertible Preferred Stock into common stock, the Company’s other two largest shareholders still had the voting power to veto a proposed merger transaction.

12.	We note your response and revised disclosure in response to comment 31 of our letter dated February 21, 2014. In particular, we note that Mr. Walters determined there were no conflicts of interest. Please revise your filing to clarify the conflicts of interest that counsel had in representing the interests of both the Company and the unaffiliated shareholders and whether Mr. Walters considered these conflicts.

In response to the Staff’s comment, page 30 of the Amended Proxy Statement has been revised to state that the Lead Director, after considering whether a conflict of interest existed in having Graubard Miller represent both the Company and the Lead Director, concluded that no conflict of interest existed because (1) it was in the best interests of both the Company and the Lead Director to seek the most favorable terms for the Merger, (2) Graubard Miller did not have a relationship with any of the Rollover Shareholders (except to the extent the firm advised the Board of Directors) and (3) each of the Rollover Shareholders was represented by separate legal counsel in connection with and prior to the Consortium’s proposal. The disclosure also has been revised to clarify that Mr. Walters could at any time retain other counsel.

Opinion of the Lead Director’s Financial Adviser, page 39

13.	Please detail the process by which Cassel Salpeter was chosen to be the Lead Director’s financial adviser. Include in your discussion all material discussions and alternatives and the factors that led to the firm being ultimately hired. See Item 1015(b)(3) of Regulation M-A.

Page 46 of the Amended Proxy Statement has been revised to include the requested disclosure.

14.	Please disclose the criteria that Cassel Salpeter used for the selected companies analysis and for the selected transactions analysis. Also disclose the basis for the selected ranges of multiples used in the analyses.

Pages 44, 45 and 46 of the Amended Proxy Statement has been revised in response to the Staff’s comment.

15.	It appears that Cassel Salpeter used “normalized EBITDA” calculations in its analyses rather than the “Adjusted EBITDA” amounts disclosed in this section. Please explain how these amounts differ.

The difference between the “normalized EBITDA” referenced in Cassel Salpeter’s analyses and the “Adjusted EBITDA” disclosed in the proxy statement is that Adjusted EBITDA is adjusted to add back stock-based compensation. For the Company’s 2014P EBITDA, the only use of EBITDA in Cassel Salpeter’s analysis, “normalized EBITDA” was approximately $5,097,000 and “Adjusted EBITDA” was approximately $5,142,000, a difference of approximately $45,000.

Securities and Exchange Commission

April 15, 2014

Plans for the Company after the Merger, page 51

16.	We note your revised disclosure in response to comment 46 of our letter dated February 21, 2014 and we partially reissue the comment. Please describe any material changes to the terms of Mr. Lynch’s employment agreement, under this heading, and describe any material change to the Company’s corporate structure or business after the merger. If there will not be a material change to the Company’s corporate structure or business after the merger, so state.

Pages 53 to 54 of the Amended Proxy Statement has been revised to include the requested disclosure.

* * * * *

If you have any questions, please do not hesitate to email me at plucido@grabuard.com or call me at (212) 818-8675.

Very truly yours,

/s/ Paul Lucido

Paul Lucido
Graubard Miller

cc:	Marci J. Frankenthaler, Esq.

David Alan Miller, Esq.

Annex A

Acknowledgement of Filing Persons

Each of the undersigned acknowledges that:

•	Frederick’s of Hollywood Group Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement on Schedule 14A filed on April 15, 2014;

•	the Company and the other filing persons are responsible for the adequacy and accuracy of the disclosure in the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on April 15, 2014;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

FREDERICK’S OF HOLLYWOOD GROUP INC.

By:	/s/ Thomas J. Lynch
Name: Thomas J. Lynch
Title: Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

HARBINGER GROUP INC.

By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Executive Vice President and Chief Financial Officer

FOHG HOLDINGS, LLC

By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Manager

FOHG ACQUISITION CORP.

By:	/s/ Philip A. Falcone
Name: Philip A. Falcone
Title: Chief Executive Officer

HGI FUNDING, LLC

By:	/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Executive Vice President and Chief Financial Officer

/s/ Michael T. Tokarz
Michael T. Tokarz

TTG APPAREL, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz
Title: Manager

TOKARZ INVESTMENTS, LLC

By:	/s/ Michael T. Tokarz
Name: Michael T. Tokarz
Title: Manager

FURSA ALTERNATIVE STRATEGIES LLC

By:	/s/ William F. Harley
Name: William F. Harley
Title: Manager

ARSENAL GROUP, LLC

By:	/s/ William F. Harley
Name: William F. Harley
Title: Manager

/s/ William F. Harley
William F. Harley